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                          November 29, 2023

       Jess A. Jankowski
       President and Chief Executive Officer
       Nanophase Technologies Corporation
       1319 Marquette Drive
       Romeoville, Illinois 60446

                                                        Re: Nanophase
Technologies Corporation
                                                            Registration
Statement on Form S-1
                                                            Filed November 21,
2023
                                                            File No. 333-275696

       Dear Jess A. Jankowski:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Margaret
Schwartz at 202-551-7153 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Industrial Applications and

                          Services
       cc:                                              Blake T. Johnson, Esq.